THIRD QUARTER BRIEF REPORT OF FINANCIAL RESULTS
〔under Japanese GAAP〕（Consolidated）
(Year ending March 31, 2017)
February 13, 2017
Registered
Company Name:                       MINEBEA MITSUMI Inc.          Common Stock Listings:        Tokyo and Nagoya
Code No:                                   6479                                             URL:     http://www.minebeamitsumi.com/
Representative:       Yoshihisa Kainuma               Representative Director, President and Chief Executive Officer
Contact:                   Satoshi Yoneda                     Executive Officer, General Manager of Accounting Department
Quarterly report filing date: February 14, 2017	Phone: (03) 6758-6711
Expected date of payment for dividends:  ―
Preparation of supplementary explanation material for quarterly financial results : Yes
Holding of presentation meeting for quarterly financial results : Yes  (For Analyst)

(Amounts less than one million yen have been omitted.)
1. Business performance (April 1, 2016 through December 31, 2016)
(1) Consolidated Results of Operations (Year-to-date)	(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Nine months ended Dec 31, 2016	442,508	(6.7)	34,715	(19.1)	34,772	(9.6)
Nine months ended Dec 31, 2015	474,215	31.0	42,901	(2.1)	38,446	(11.1)

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)	Diluted net income per share (yen)
Nine months ended Dec 31, 2016	24,912	(15.8)	66.46	65.47
Nine months ended Dec 31, 2015	29,584	(4.5)	79.10	75.10
(Notes) Comprehensive Income:	Nine months ended December 31, 2016:	25,601 million yen	49.1%
	Nine months ended December 31, 2015:	17,166 million yen	(73.7) %

(2) Consolidated Financial Position
	Total assets (millions of yen)	Net assets (millions of yen)	Equity ratio (%)	Net assets per share (yen)
As of December 31, 2016	524,231	257,828	48.0	670.15
As of March 31, 2016	459,427	237,973	50.2	616.43
(Reference) Shareholders’ equity:	As of December 31, 2016:	251,477 million yen
	As of March 31, 2016:	230,785 million yen

2. Dividends
	Annual dividends
	End of first quarter (yen)	End of second quarter (yen)	End of third quarter (yen)	Year-end (yen)	For the year (yen)
Year ended March 31, 2016	―	10.00	―	10.00	20.00
Year ending March 31, 2017	―	7.00	―
Year ending March 31, 2017 (Forecast)				7.00	14.00
(Notes) Changes from the latest dividend forecast: None

3. Prospect for consolidated forecast for the fiscal year (April 1, 2016 through March 31, 2017)
(%: Changes from corresponding period of previous fiscal year)
	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
Year ending March 31, 2017	630,000	3.3	48,000	(6.7)	47,000	0.7

	Income attributable to owners of the parent (millions of yen)	% Change	Net income per share (yen)
Year ending March 31, 2017	38,000	4.4	99.12
(Notes) Changes from the latest consolidated results forecast: Yes

* Notes
(1) Changes in significant subsidiaries during the quarter (Changes in certain subsidiaries resulting in change in the scope of consolidation): None

(2) Application of accounting peculiar to preparation of quarterly consolidated financial statements: None

(3) Changes in accounting policy, changes in accounting estimates, and restatements
1. Changes in accounting policy associated with revision of accounting standards, etc: None
2. Change in accounting policy other than 1: Yes
3. Changes in accounting estimates: Yes
4. Restatements: None

(Notes) Changes subject to Article 10 (5) of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly
Consolidated Financial Statements. For details, please refer to “(2) Changes in accounting policy, changes in accounting estimates, and restatements” under “2. Other summary information” on page 6.

(4) Number of shares outstanding (Common stock)
1. Number of shares outstanding at end of period (Including treasury stock)
As of December 31, 2016:   399,167,695 shares
As of March 31, 2016:         399,167,695 shares
2. Number of treasury shares at end of period
As of December 31, 2016:   23,911,075 shares
As of March 31, 2016:         24,775,093 shares
3. Average number of shares (Quarterly cumulative period)
Nine months ended December 31, 2016:   374,856,097 shares
Nine months ended December 31, 2015:   374,026,222 shares

* Explanation for implementation of the quarterly review presentations
　When disclosing this Quarterly Brief Report of Financial Results, the review procedures for quarterly consolidated financial statements under the Financial Instruments and Exchange Law have not been brought to completion.

* Explanation for appropriate use of financial forecasts and other special remarks
　(Caution Concerning Forward-Looking Statements)
The aforementioned forecasts are based on the information available as of the date when this information is disclosed as well as on the assumptions as of the disclosing date of this information related to unpredictable parameters that will most likely affect our future business performance. As such, this is not intended for the Company to give assurance that the said forecast number would be achieved. In other words, our actual performances are likely to differ greatly from these estimates depending on a variety of factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to (“1. Qualitative information related to the financial results for this quarter,” “(3) Explanation of Consolidated Forecast and Other Forecasts”) on page 5 of the documents attached hereunder.
(Investor Briefing Materials for Analysts)
Investor briefing materials will be made available via the our corporate website (http://www. minebeamitsumi.com/) on Monday, February 13, 2017.

Index

1. Qualitative information related to the financial results for the quarter	4
(1) Explanation of Operating Results	4
(2) Explanation of Financial Position	4
(3) Explanation of Consolidated Forecast and Other Forecasts	5

2. Other summary information	6
(1) Summary of changes to major subsidiaries during the quarter	6
(2) Changes in accounting policy, changes in accounting estimates, and restatements	6
(3) Additional Information	6

3. Quarterly Consolidated Financial Statements	7
(1) Quarterly Consolidated Balance Sheets	7
(2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income	9
(Quarterly Consolidated Statements of Income)
(Nine months ended December 31, 2016)	9
(Quarterly Consolidated Statements of Comprehensive Income)
(Nine months ended December 31, 2016)	10
(3) Quarterly Consolidated Statements of Cash Flows	11
(4) Notes on Quarterly Consolidated Financial Statements	13
(Notes on Going Concern Assumptions)	13
(Notes for Significant Change in the Amount of Net Assets)	13
(Segment Information etc.)	13
(Subsequent Events)	15

4. Supplementary information	17
Supplementary Financial Data for the Third Quarter of Fiscal Year ending March 31, 2017	17

1. Qualitative information related to the financial results for this quarter
(1)  Explanation of Operating Results
　The Japanese economy saw a moderate recovery during the first nine months of the fiscal year (April 1, 2016 to December 31, 2016) as consumer spending gradually picked up in tandem with the improved job market. The manufacturing sector also gained steam with growing production, exports, and capital expenditures while the currently weak yen boosted corporate earnings. The U.S. economy continued on its gradual recovery track as expectations grew for a new fiscal stimulus package and tax cuts ahead of the inauguration of the new president. The European economy remained robust across the board although Brexit and other factors have cast a shadow of uncertainty. In Asia, dark clouds continued to loom over the horizon in China as private corporations put the brakes on investing and cut back on labor.
Working against this backdrop, the MinebeaMitsumi Group has been focusing on cutting costs, creating high-value-added products, developing new technologies, and enhancing its marketing approach to boost profitability further.
As a result, net sales decreased by 31,707 million yen (-6.7%) year on year to reach 442,508 million yen. Operating income fell 8,186 million yen (-19.1%) year on year to total 34,715 million yen, and ordinary income was down 3,674 million yen (-9.6%) year on year to total 34,772 million yen. Income attributable to owners of the parent decreased 4,672 million yen (-15.8%) year on year to reach 24,912 million yen. Such decreases are due to the accrual of 1,312 million yen of income taxes for prior periods, as a result of the court ruling on the petition filed by our Thai subsidiary against the local tax authorities.

Performance by segment was as follows:
　Products in our Machined components segment include our anchor product line, ball bearings, in addition to mechanical components such as rod-end bearings used primarily in aircraft and hard disk drive (HDD) pivot assemblies, etc. as well as fasteners for automobiles and aircraft. Although sales of ball bearings to external customers hit a record high as demand for energy-efficient models equipped with safety devices soared in the automobile market, sales revenues dropped due to currency fluctuations as well as other factors. Rod-end bearing sales also fell due primarily to declining production of large models in the civil aircraft market as well as the negative impact of the foreign exchange market among other factors. Even though the HDD market is shrinking, pivot assembly sales were up, yet sales revenues dropped due to currency fluctuations as well as other factors.
As a result, net sales for the first nine-month period dropped 9,023 million yen (-7.3%) year on year to total 114,990 million yen. Operating income was also down 1,746 million yen (-5.7%) year on year, totaling out at 29,035 million yen.

The core products of our Electronic devices and components segment include electronic devices (LED backlights for LCDs, sensing devices (measuring components), etc.), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors, and special devices. Demand for our LED backlights for LCDs that offer a technological advantage in thin smartphones continued to soar. While sales of stepping motors and other motors grew mainly in the automobile and office automation equipment markets, sales revenues were down due to currency fluctuations, etc.
As a result, net sales for the first nine-month period were down 22,807 million yen (-6.5%) year on year to total 327,007 million yen. Operating income was also down 3,675 million yen (-18.4%) year on year, totaling out at 16,292 million yen.

Net sales for the first nine-month period in our Other segment, which includes machines produced in-house, were up 123 million yen (31.9%) year on year to total 510 million yen. The segment also posted an operating losses increased 68 million yen year on year to total 103 million yen.

In addition to the figures noted above, 10,508 million yen in corporate expenses, etc. not belonging to any particular segment has been recorded as adjustments. Adjustments for the first nine-month period of the previous fiscal year were 7,811 million yen.

(2)  Explanation of Financial Position
Our Group sees “strengthening our financial position” as a top priority and is taking various steps, such as efficient asset management, controlling capital investments, and reducing interest-bearing debt.
Total assets at the end of the current third quarter amounted to 524,231 million yen, up 64,804 million yen compared to the end of the previous fiscal year. The main reason for this uptick includes an increase in notes and accounts receivable. Total liabilities amounted to 266,402 million yen. That is an increase of 44,948 million yen over what it was at the end of the previous fiscal year. This jump was primarily due to an increase in notes and accounts payable. Net assets totaled 257,828 million yen, up 19,855 million yen over what it was at the end of the previous fiscal year. This led to an equity ratio of 48.0%, representing a decrease of 2.2 percentage points from what it was at the end of the previous fiscal year.

(Cash flow)
The balance of cash and cash equivalents at the end of the current third quarter was 39,985 million yen, up 10,843 million yen from what it was at the end of the previous fiscal year and up 9,547 million yen on a year-on-year basis.
Cash flows from various business activities for the first three quarters and other relevant factors are as follows:
Net cash provided by operating activities amounted to 53,423 million yen, up 36,726 million yen resulting from income before income taxes, notes and accounts receivable, notes and accounts payable, inventories as well as the posting of depreciation and amortization costs, etc. Net cash used for investment activities increased 3,113 million yen year on year to total 39,626 million yen due primarily to the acquisition of marketable securities and tangible fixed assets. Net cash from financing activities totaled 1,575 million yen due to increases and decreases in debt as well as the redemption of corporate bonds, etc., leading to a 16,543 million yen year-on-year decrease in cash inflows.

(3)  Explanation of Consolidated Forecast and Other Forecasts
　It's difficult to get a clear picture of where the global economy is headed for the remainder of this fiscal year. It is too early to tell how it will be affected by a redo of NAFTA and other policies of the new U.S. government and what consequences they will have, the outcome of Brexit negotiations, geopolitical risks, and fluctuating exchange rates.
Given this backdrop, we have revised our consolidated full-year forecast based on our best estimate of the total impact current market conditions as well as our performance during the first nine-month period will have on our operations.
We went ahead with the business integration with MITSUMI ELECTRIC CO., LTD. through a share exchange on January 27, 2017, and our company was renamed MINBEA MITSUMI Inc. as of that date. The following forecast includes performance forecasts for our operations post integration.
We also bought back convertible bonds worth 13,896 million yen on June 17, 2016 in order to prevent a dilution of our shares resulting from the integration with MITSUMI ELECTRIC CO., LTD.

Net sales	630,000 million yen	(103.3%)
Operating income	48,000 million yen	(93.3%)
Ordinary income	47,000 million yen	(100.7%)
Income attributable to owners of the parent	38,000 million yen	(104.4%)
(%): Year-on-year change

2. Other summary information
(1) Summary of changes to major subsidiaries during the quarter
Not applicable.

(2) Changes in accounting policy, changes in accounting estimates, and restatements
Change in accounting policy which is difficult to distinguish from the change in accounting estimates
(Change in the depreciation method of tangible fixed assets other than buildings)
The Company and consolidated domestic subsidiaries have previously adopted the declining-balance method for the depreciation method of tangible fixed assets other than buildings; however, we have adopted the straight-line method since the first quarter of the current fiscal year.
Our Group plans to make an investment in the aircraft components business in Japan and Thailand. In the wake of the decision on the investment project, we reviewed the depreciation method of tangible fixed assets. As a result, we decided to change the depreciation method of tangible fixed assets to the straight-line method, since the adoption of such method will more accurately and adequately reflect the actual state of economic conditions, given the stable operating situations of our facilities and equipment throughout their period of use.
Due to the change, depreciation cost for the nine months of the current fiscal year decreased, while operating income, ordinary income, and net income before income taxes rose 342 million, respectively.

(3) Additional Information
(Adoption of revised implementation guidance on recoverability of deferred tax assets)
　Revised Implementation Guidance on Recoverability of Deferred Tax Assets (ASBJ Guidance No. 26, March 28, 2016) has been applied effective from the first quarter consolidated accounting period.

3. Quarterly Consolidated Financial Statements
(1) Quarterly Consolidated Balance Sheets
  (Amount: millions of yen)
	As of March 31, 2016	As of December 31, 2016
ASSETS

Current assets	249,820	314,979
Cash and deposits	39,594	54,969
Notes and accounts receivable	92,275	131,472
Marketable securities	1,545	15,750
Finished goods	39,717	34,741
Work in process	29,873	26,466
Raw materials	18,799	18,025
Supplies	4,939	5,310
Goods in transit	9,681	12,161
Deferred tax assets	4,016	3,393
Other	9,557	13,146
Allowance for doubtful receivables	(179)	(458)

Fixed assets	209,597	209,251
Tangible fixed assets	177,993	177,346
Buildings and structures	146,446	149,794
Machinery and transportation equipment	312,225	321,764
Tools, furniture and fixtures	51,198	53,354
Land	25,573	24,697
Leased assets	366	281
Construction in progress	6,250	7,396
Accumulated depreciation	(364,068)	(379,942)
Intangible assets	12,905	12,930
Goodwill	5,721	4,898
Other	7,184	8,031
Investments and other assets	18,699	18,975
Investment securities	8,760	9,162
Long-term loans receivable	240	186
Deferred tax assets	7,643	7,289
Other	2,076	2,546
Allowance for doubtful receivables	(22)	(210)

Deferred asset	9	0

Total assets	459,427	524,231

(Amount: millions of yen)
	As of March 31, 2016	As of December 31, 2016
LIABILITIES

Current liabilities	165,424	177,908
Notes and accounts payable	35,807	74,035
Short-term debt	66,165	46,589
Current portion of bonds	10,000	－
Current portion of convertible bond-type bonds with subscription rights to shares	7,700	7,700
Current portion of long-term debt	13,479	13,403
Lease obligations	64	67
Accrued income taxes	5,385	4,324
Accrued bonuses	6,157	3,730
Accrued bonuses for directors	180	135
Provision for after-care of products	302	－
Provision for environmental remediation expenses	463	306
Provision for business restructuring losses	216	91
Other	19,502	27,523

Long-term liabilities	56,029	88,494
Long-term debt	39,765	72,768
Lease obligations	45	85
Provision for retirement benefits for executive directors	187	162
Provision for environmental remediation expenses	513	401
Net defined benefit liability	13,246	12,598
Other	2,271	2,477
Total liabilities	221,454	266,402

NET ASSETS

Shareholders’ equity	279,914	299,166
Common stock	68,258	68,258
Capital surplus	95,772	96,200
Retained earnings	125,133	143,677
Treasury stock	(9,249)	(8,969)
Accumulated other comprehensive income	(49,129)	(47,688)
Difference on revaluation of available-for-sale securities	588	1,454
Deferred gains or losses on hedges	283	222
Foreign currency translation adjustments	(47,390)	(47,548)
Remeasurements of defined benefit plans	(2,611)	(1,817)
Subscription rights to shares	130	107
Non-controlling interests	7,058	6,243
Total net assets	237,973	257,828
Total liabilities and net assets	459,427	524,231

 (2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income
(Quarterly Consolidated Statements of Income)
(Nine months ended December 31, 2016)
(Amount: millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016

Net sales	474,215	442,508
Cost of sales	377,678	354,244
Gross profit	96,536	88,264
Selling, general and administrative expenses	53,634	53,548
Operating income	42,901	34,715

Other income	1,382	1,754
Interest income	425	319
Dividends income	124	122
Foreign exchange gains	―	548
Share of profit of entities accounted for
using the equity method	48	―
Dividends from insurance	206	199
Other	576	563

Other expenses	5,837	1,696
Interest expenses	874	623
Foreign exchange losses	3,085	―
Other	1,877	1,073
Ordinary income	38,446	34,772

Extraordinary gain	1,597	350
Gain on sales of fixed assets	35	74
Insurance income	504	―
Government subsidy	973	―
Gain on liquidation of affiliates	83	―
Gain on sales of affiliates	―	275

Extraordinary loss	1,955	1,911
Loss on sales of fixed assets	19	155
Loss on disposal of fixed assets	90	46
Loss on reduction of fixed assets	928	―
Loss on disaster	137	―
Loss on liquidation of affiliates	―	266
Loss on sales of subsidiaries and affiliates’ stocks	―	2
Business restructuring losses	229	9
Settlement loss of retirement benefit plan	94	―
Loss for after-care of products	220	12
Loss related to Anti-Monopoly Act	17	―
Settlement loss	―	1,096
Provision for environmental remediation expenses	218	323
Income before income taxes	38,088	33,210

Income taxes
Current income taxes (including enterprise tax)	9,683	6,608
Income taxes for prior periods	―	1,312
Deferred income taxes	(1,554)	243
Total income taxes	8,128	8,164
Net income	29,959	25,046
Income attributable to non-controlling interests	375	133
Income attributable to owners of the parent	29,584	24,912

(Quarterly Consolidated Statements of Comprehensive Income)
(Nine months ended December 31, 2016)
(Amount: millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016

Net income	29,959	25,046

Other comprehensive income:
Difference on revaluation of available-for-sale securities	(104)	835
Deferred gains or losses on hedges	(41)	(61)
Foreign currency translation adjustments	(13,559)	(840)
Remeasurements of defined benefit plans	1,006	793
Share of other comprehensive income of associates accounted for using the equity method	(94)	(172)
Total other comprehensive income	(12,793)	554

Comprehensive income	17,166	25,601

Comprehensive income attributable to:
Owners of the parent	17,215	26,353
Non-controlling interests	(49)	(752)

(3) Quarterly Consolidated Statements of Cash Flows
(Amount: millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016
1. Cash flows from operating activities:
Income before income taxes	38,088	33,210
Depreciation and amortization	26,018	20,871
Amortization of goodwill	717	748
Loss on disaster	137	―
Settlement loss of retirement benefit plan	94	―
Loss related to Anti-Monopoly Act	17	―
Share of loss (profit) of entities accounted for
using the equity method	(48)	―
Insurance income	(504)	―
Government subsidy	(973)	―
Interest and dividends income	(550)	(442)
Interest expenses	874	623
Settlement loss	―	1,096
Loss (gain) on sales of fixed assets	(16)	80
Loss on disposal of fixed assets	90	46
Loss on reduction of fixed assets	928	―
Loss (gain) on sales of affiliates	―	(273)
Loss (gain) on liquidation of affiliates	(83)	266
Decrease (increase) in notes and accounts receivable	(14,865)	(35,101)
Decrease (increase) in inventories	(39,559)	6,714
Increase (decrease) in notes and accounts payable	16,489	34,934
Increase (decrease) in allowance for doubtful receivables	(698)	494
Increase (decrease) in accrued bonuses	(2,506)	(2,349)
Increase (decrease) in accrued bonuses for directors	(66)	(45)
Increase (decrease) in net defined benefit liability	(42)	(434)
Increase (decrease) in provision for retirement benefits for executive directors	(5)	(24)
Increase (decrease) in provision for after-care of products	(37)	(302)
Increase (decrease) in provision for environmental remediation expenses	(239)	(276)
Increase (decrease) in provision for business restructuring losses	(403)	(122)
Other	7,889	3,899
Sub-total	30,743	63,617
Interest and dividends received	532	424
Interest paid	(783)	(596)
Income taxes paid	(11,941)	(10,022)
Proceeds from income taxes refund	209	―
Payments related to Anti-Monopoly Act	(2,164)	―
Proceeds from insurance income	101	―
Net cash provided by operating activities	16,697	53,423

(Amount: millions of yen)
	Nine months ended December 31, 2015	Nine months ended December 31, 2016
2. Cash flows from investing activities:
Payments into time deposits	(12,770)	(13,308)
Proceeds from withdrawal of time deposits	10,705	8,540
Purchase of marketable securities	―	(13,896)
Proceeds from sales of marketable securities	34	29
Purchase of tangible fixed assets	(32,319)	(20,233)
Proceeds from sales of tangible fixed assets	478	1,313
Purchase of intangible assets	(1,974)	(1,473)
Purchase of investment securities	(1,517)	(1,726)
Proceeds from sales of investment securities	1	0
Proceeds from redemption of investment securities	1,315	1,204
Purchase of investments in subsidiaries resulting
in change in scope of consolidation	(257)	(1,032)
Proceeds from sales of affiliates	―	1,249
Payments for loans provided	(200)	(54)
Proceeds from collection of loans receivables	93	80
Other	(104)	(318)
Net cash used in investing activities	(36,513)	(39,626)

3. Cash flows from financing activities:
Net increase (decrease) in short-term debt	23,324	(18,759)
Proceeds from long-term debt	―	35,598
Repayment of long-term debt	(2,812)	(2,665)
Payment for redemption of bonds	―	(10,000)
Purchase of treasury stock	(8)	(0)
Proceeds from disposal of treasury stock	548	744
Cash dividends paid	(5,983)	(6,368)
Dividends paid to non-controlling interests	―	(62)
Repayment of lease obligations	(100)	(60)
Other	―	0
Net cash used in financing activities	14,968	(1,575)
4. Effect of exchange rate changes on cash and cash equivalents	(852)	(1,377)
5. Net increase (decrease) in cash and cash equivalents	(5,698)	10,843
6. Cash and cash equivalents at beginning of period	36,137	29,141
7. Cash and cash equivalents at end of period	30,438	39,985

(4) Notes on Quarterly Consolidated Financial Statements
 (Notes on Going Concern Assumptions)
Not applicable.

      (Notes for Significant Change in the Amount of Net Assets)
Not applicable.

(Segment Information etc.)
Ⅰ Nine months ended December 31, 2015
1. Information related to sales and income (loss) by reportable segments
　 (Amount: millions of yen)
	Reportable segments			Other *1	Total	Adjustment *2	Quarterly Consolidated Statements of Income amount *3
	Machined components	Electronic devices and components	Total
Total sales
(1) Sales to customers (2) Sales to other segment	124,013 3,338	349,814 3,327	473,827 6,666	387 936	474,215 7,603	― (7,603)	474,215 ―
Total	127,352	353,141	480,494	1,324	481,818	(7,603)	474,215
Segment income (loss)	30,781	19,967	50,748	(35)	50,712	(7,811)	42,901
(Notes) *1. The classification of “Other” refers to business units not included in the reportable segments.
Their products are mainly machines made in-house.
*2. Adjustments to segment income (loss) are amortization of goodwill -717 million yen, and corporate expenses such as general and administrative expenses in addition to research and development expenses that do not belong to the reportable segments -7,093 million yen.
*3. Segment income (loss) is reconciled to operating income in the quarterly consolidated statements of income.

2. Information related to impairment loss of fixed assets or goodwill, etc. by reportable segments
             Not applicable.

     Ⅱ Nine months ended December 31, 2016
1. Information related to sales and income (loss) by reportable segments
　 (Amount: millions of yen)
	Reportable segments			Other *1	Total	Adjustment *2	Quarterly Consolidated Statements of Income amount *3
	Machined components	Electronic devices and components	Total
Total sales
(1) Sales to customerrs (2) Sales to other segment	114,990 2,783	327,007 2,731	441,997 5,515	510 687	442,508 6,203	― (6,203)	442,508 ―
Total	117,774	329,739	447,513	1,198	448,711	(6,203)	442,508
Segment income (loss)	29,035	16,292	45,327	(103)	45,224	(10,508)	34,715
(Notes) *1. The classification of “Other” refers to business units not included in the reportable segments.
Their products are mainly machines made in-house.
*2. Adjustments to segment income (loss) are amortization of goodwill -748 million yen, and corporate expenses such as general and administrative expenses in addition to research and development expenses that do not belong to the reportable segments -9,760 million yen.
*3. Segment income (loss) is reconciled to operating income in the quarterly consolidated statements of income.

2. Information related to impairment loss of fixed assets or goodwill, etc. by reportable segments
Not applicable.

3. Information related to changes reportable segments, etc.
(Change in the depreciation method of tangible fixed assets other than buildings)
The Company and consolidated domestic subsidiaries have previously adopted the declining-balance method for the depreciation method of tangible fixed assets other than buildings; however, we have adopted the straight-line method since the first quarter of the current fiscal year.
Our Group plans to make an investment in the aircraft components business in Japan and Thailand. In the wake of the decision on the investment project, we reviewed the depreciation method of tangible fixed assets. As a result, we decided to change the depreciation method of tangible fixed assets to the straight-line method, since the adoption of such method will more accurately and adequately reflect the actual state of economic conditions, given the stable operating situations of our facilities and equipment throughout their period of use.
Due to this change, depreciation cost for the nine months of the current fiscal year decreased, while the segment income for Machined components, that for Electronic devices and components, that for Other and that for Adjustment (corporate) segment rose 92 million yen, 130 million yen, 82 million yen, and 37 million yen, respectively.

(Subsequent Events)
(Business Combination through Acquisition)
1. Outline of the business combination
(1) Name of the acquired company and its business activities
Name of the acquired company: MITSUMI ELECTRIC CO., LTD.
Business activities: Manufacture and sales of components for electronic and telecommunications industry

(2) Major reasons for the business combination
The Company has carried out this business combination aiming at becoming a genuine solutions company by realizing synergies of integration as described below where the combined entity would strive to materialize the further improvement of its corporate value as the Electro Mechanics Solutions™ (Electro Mechanics Solutions is the registered trademark in Japan of MINEBEA MITSUMI Inc.) company.
1. Growth and evolution of business portfolio
2. Enhancement of cost competitiveness and capacity to generate cash flow by optimizing manufacturing structure and bases
3. Enhancement of development capabilities and provision of solutions

(3) Effective date of the business combination
January 27, 2017 (planned)

(4) Legal form of business combination
    By way of the Share Exchange in which the Company is the fully parent company for the purpose of the Share Exchange and the MITSUMI ELECTRIC CO., LTD. (MITSUMI) is the wholly owned subsidiary for that purpose.

(5) Name of the company subsequent to the business combination
MITSUMI ELECTRIC CO., LTD.

(6) Percentage of voting rights acquired
Percentage of voting rights immediately before the stock acquisition	－％
Percentage of voting rights to be acquired on the effective date of the business combination	100.0％
Percentage of voting rights subsequent to the stock acquisition	100.0％

(7) Major reasons for consummating this acquisition
   Due to the acquisition of all the shares by the Company of MITSUMI in consideration of the Share Exchange

2. Matters relating to the calculation of the acquisition cost
(1)Acquisition cost of the acquired company and breakdown by type of consideration
   The numbers have not been fixed as of this moment.

(2) Details of allotment in the Share Exchange
	The Company	MITSUMI
Share Exchange Ratio of this Share Exchange	1	0.59
Number of shares to be delivered through the Share Exchange	Number of common stock of the Company：47,912,911 shares
(Notes) 1. Share allotment ratio
0.59 shares of common stock of the Company have been allotted and delivered for each share of MITSUMI common stock.
2. Number of shares to be delivered through the Share Exchange
Common stock of the Company: 47,912,911 shares
Treasury stock of 20,000,000 shares held by the Company and newly issued shares of 27,912,911 shares have been delivered.

(3) Calculation basis for the details of share allocation of the Share Exchange
For the calculation of the Share Exchange Ratio, the Company appointed Nomura Securities Co., Ltd. (Nomura Securities) as a third-party calculation institution and Mori Hamada & Matsumoto as a legal adviser, while MITSUMI appointed Daiwa Securities Co. Ltd. (Daiwa Securities) as a third-party calculation institution and Anderson Mori & Tomotsune as a legal advisor.
Nomura Securities used an average market price analysis, a comparable company analysis and the DCF Analysis (discount cash flow method) for the calculation with regard to the shares of the Company and used an average market price analysis and the DCF Analysis (discount cash flow method) regarding the calculation of MITSUMI shares. The Share Exchange Ratio has been calculated and determined by taking into consideration all such analyses described above comprehensively.
Daiwa Securities used an average market price analysis, a comparable company analysis and the DCF Analysis (discount cash flow method) for the calculation of shares of both the Company and MITSUMI and calculated and determined the Share Exchange Ratio through the comprehensive consideration of all such analyses.
Based on the results of the calculations detailed above and by taking into account the advice of the legal advisers, all the parties concerned discussed the matter and decided on the Share Exchange Ratio.

3. Negative amount of goodwill incurred and the causes for generating goodwill
The amount has not been fixed and the causes are unknown at present.

4. The amounts and details of assets and liabilities received on the date of the business combination
They have not been determined at the present time.

(Extension of the Trust Period of the“Trust-type Employee Shareholding Incentive Plan”)
The “Minebea Employee Stock Holding Partnership” of which employees of the Company group are members, has determined on January 25, 2017, to approve the amendment of the trust agreement and the extension of the end date of the trust period from May 9, 2017 to late December 2018, of the “Trust-type Employee Shareholding Incentive Plan” which was reintroduced on May 10, 2012.
With this extension, the timing of distribution of residual assets at the end of the trust period will be changed.